UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

or

☐	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	Commission File Number

Electra Battery Materials Corporation

(Exact name of Registrant as specified in its charter)

Canada	3330	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

401 Bay Street, 6th Floor

Toronto, Ontario, Canada

M5H 2Y4

(416) 900-3891

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System
28 Liberty Street
New York, New York 10005
(212) 894-8940

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:

Ryan J. Dzierniejko, Esq. Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, New York 10001 (212) 735-3000	Sam Cole, Esq. Cassels Brock & Blackwell LLP Suite 2200, HSBC Building, 885 West Georgia St. Vancouver, British Columbia V6C 3E8 (604) 691-6100

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares	ELBM	The Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
For annual reports, indicate by check mark the information filed with this Form:

☐ Annual information form	☐ Audited annual financial statements

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by this annual report:

N/A

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐	No ☒

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

Yes ☐	No ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company.	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Registration Statement on Form 40-F and the exhibits attached hereto (this “Registration Statement”) are forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are subject to risks, uncertainties and contingencies that could cause actual results to differ materially from those expressed or implied. Investors are cautioned not to put undue reliance on forward-looking statements. Applicable risks and uncertainties include, but are not limited to, those identified under the heading “Risk Factors” in the Annual Information Form for the year ended December 31, 2021 (the “2021 AIF”) of Electra Battery Materials Corporation (the “Registrant”), attached as Exhibit 99.4 to this Registration Statement and incorporated herein by reference, and under the headings “Financial Instruments and Risk Management” and “Business Risks and Uncertainties” in the Registrant’s Management’s Discussion & Analysis for the year ended December 31, 2021 (the “2021 MD&A”), attached hereto as Exhibit 99.6, and incorporated herein by reference, and in other filings that the Registrant has made and may make with applicable securities authorities in the future. Additionally, the safe harbor provided in Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), applies to forward-looking information provided pursuant to “Off-Balance Sheet Arrangements” and “Tabular Disclosure of Contractual Obligations” in this Registration Statement. Please also see “Cautionary Statement on Forward-Looking Statements” in the 2021 AIF and the 2021 MD&A, which are incorporated herein by reference. Except as required by applicable law, the Registrant does not intend, and undertakes no obligation, to update any forward-looking statements to reflect, in particular, new information or future events, or otherwise.

DOCUMENTS FILED AS PART OF THIS REGISTRATION STATEMENT

The documents filed as Exhibits 99.1 through 99.56 contain all information material to an investment decision that the Registrant, since January 1, 2021: (i) made or was required to make public pursuant to the laws of any Canadian jurisdiction; (ii) filed or was required to file with the Toronto Stock Exchange (the “TSX”) and which was made public by the TSX; or (iii) distributed or was required to distribute to its security holders. The Registrant has filed the consent of KPMG LLP as Exhibit 99.53.

DESCRIPTION OF COMMON SHARES

The required disclosure containing a description of the securities to be registered is included under the headings “Capital Structure—Common Shares” and “Dividends and Distributions” in the 2021 AIF.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its consolidated financial statements, which are filed with this report on Form 40-F in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and the audit is subject to Canadian auditing and auditor independence standards.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Registration Statement are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2020, based upon the daily average closing rate as quoted by the Bank of Canada, was U.S.$1.00 = Cdn$1.2732. The exchange rate of Canadian dollars into United States dollars, on April 13, 2022, based upon the daily average closing rate as quoted by the Bank of Canada, was US$1.00 = Cdn$1.2607.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Registration Statement.

NASDAQ CORPORATE GOVERNANCE

A foreign private issuer that follows home country practices in lieu of certain provisions of the listing rules of the Nasdaq Stock Market LLC (the "Nasdaq Stock Market Rules") must disclose the ways in which its corporate governance practices differ from those followed by domestic companies. As required by Nasdaq Rule 5615(a)(3), the Registrant will disclose on its website, www.electrabmc.com, as of the listing date, each requirement of the Nasdaq Stock Market Rules that it does not follow and describe the home country practice followed in lieu of such requirements.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A. Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B. Consent to Service of Process

A Form F-X signed by the Registrant and its agent for service of process is being filed with the Commission together with this Registration Statement.

EXHIBIT INDEX

Exhibit Number	Description

Annual Information

99.1	Annual Information Form for the Registrant for the year ended December 31, 2020

99.2	Audited Consolidated Financial Statements for the year ended December 31, 2020

99.3	Management’s Discussion and Analysis for the year ended December 31, 2020

99.4	Annual Information Form for the Registrant for the year ended December 31, 2021

99.5	Audited Consolidated Financial Statements for the year ended December 31, 2021

99.6	Management’s Discussion and Analysis for the year ended December 31, 2021

Quarterly Information

99.7	Interim Consolidated Financial Statements for the three months ended March 31, 2021

99.8	Management’s Discussion and Analysis for the three months ended March 31, 2021

99.9	Interim Consolidated Financial Statements for the three and six months ended June 30, 2021

99.10	Management’s Discussion and Analysis for the three and six months ended June 30, 2021

99.11	Interim Consolidated Financial Statements for the three and nine months ended September 30, 2021

99.12	Management’s Discussion and Analysis for the three and nine months ended September 30, 2021

Shareholder Meeting Materials

99.13	Management Information Circular, dated October 22, 2021, with respect to the Annual Meeting to be held on December 2, 2021

99.14	Notice of the Meeting and Record Date, dated September 13, 2021

99.15	Notice of the Meeting and Record Date (Amended), dated October 6, 2021

99.16	Annual General and Special Meeting of Shareholders Notice-and-Access Notification, dated October 22, 2021

99.17	Notice of Annual General and Special Meeting of Shareholders, dated October 22, 2021

99.18	Form of Proxy for the Annual General and Special Meeting of Shareholders to be held on December 2, 2021

Material Change Reports

99.19	Material Change Report, dated January 29, 2021

Exhibit Number	Description

99.20	Material Change Report, dated April 5, 2021

99.21	Material Change Report, dated September 2, 2021

99.22	Material Change Report, dated April 14, 2022

Certifications

99.23	AB Form 13-501F1, Participation Fee Management Certification, dated April 15, 2021

99.24	ON Form 13-502F1, Participation Fee Management Certification, dated April 15, 2021

99.25	Form 52-109F1, Certification of Annual Filings (CEO), dated April 15, 2021

99.26	Form 52-109F1, Certification of Annual Filings (CFO), dated April 15, 2021

99.27	Form 52-109F2, Certification of Interim Filings (CEO), dated May 26, 2021

99.28	Form 52-109F2, Certification of Interim Filings (CFO), dated May 26, 2021

99.29	Form 52-109F2, Certification of Interim Filings (CEO), dated August 27, 2021

99.30	Form 52-109F2, Certification of Interim Filings (CFO), dated August 27, 2021

99.31	Form 52-109F2, Certification of Interim Filings (CEO), dated November 29, 2021

99.32	Form 52-109F2, Certification of Interim Filings (CFO), dated November 29, 2021

99.33	AB Form 13-501F1, Participation Fee Management Certification, dated April 8, 2022

99.34	ON Form 13-502F1, Participation Fee Management Certification, dated April 8, 2022

99.35	Form 52-109F1, Certification of Annual filings (CEO), dated April 8, 2022

99.36	Form 52-109F1, Certification of Annual filings (CFO), dated April 8, 2022

Other Material Documents

99.37	Term Sheet, dated January 14, 2021

99.38	Underwriting Agreement, dated January 18, 2021, among the Registrant, Eight Capital, CIBC World Markets Inc., Canaccord Genuity Corp., Red Cloud Securities Inc. and Mackie Research Capital Corporation

99.39	Prospectus Supplement, dated January 18, 2021

99.40	Common Share Purchase Warrant Indenture, dated January 22, 2021, between the Registrant and AST Trust Company (Canada)

99.41	Prospectus Supplement, dated February 22, 2021

99.42	Equity Distribution Agreement, dated February 22, 2021, between the Registrant and Cantor Fitzgerald Canada Corporation

99.43	Indicative Term Sheet, dated August 23, 2021

Exhibit Number	Description

99.44	Final Term Sheet, dated August 24, 2021

99.45	Agency Agreement, dated August 26, 2021, between the Registrant and BMO Nesbitt Burns Inc.

99.46	Prospectus Supplement, dated August 26, 2021

99.47	Indenture, dated September 2, 2021, between the Registrant, the Guarantors party thereto and Glas Trust Company LLC

99.48	Amendment No. 1 to the Short Form Base Shelf Prospectus, dated November 30, 2021

99.49	Decision Document, dated November 30, 2021

99.50	Certificate and Articles of Amendment, dated December 6, 2021

99.51	Prospectus Supplement, dated January 13, 2022

99.52	Equity Distribution Agreement, dated January 13, 2022, between the Registrant and CIBC World Markets Inc.

Consents

99.53	Consent of KPMG LLP

99.54	Consent of Daniel Pace

99.55	Consent of W. Joseph Schlitt

99.56	Consent of Steven J. Ristorcelli

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 14, 2022	ELECTRA BATTERY MATERIALS CORPORATION

	By:	/s/ Trent Mell
		Name:	Trent Mell
		Title:	Chief Executive Officer & Director